Mail Stop 3561

July 8, 2009

Linda C. Frazier
Vice President and Senior Counsel
HSN, Inc.
1 HSN Drive
St. Petersburg, FL 33729

> **Re: HSN, Inc.**
> **Post Effective Amendment No. 2 to Registration Statement on Form S-1**
> **Filed May 22, 2009**
> **File No. 333-152697**

Dear Ms. Frazier:

We have limited our review of your filing to those issues we have addressed in our comment. Where indicated, we think you should revise your document in response to these comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Post-Effective Amendment No. 2 to the Registration Statement on Form S-1

1. We note your response to comment one from our letter dated June 17, 2009. Please discuss how you concluded that it was not necessary to file a Rule 424(b)(3) prospectus when you discovered that the shares of common stock registered in connection with the IAC Distribution was less than the number of shares distributed to the IAC shareholders. Also, please describe in greater detail how you concluded that you would not need to issue any more shares under the Adjusted Awards plan. Finally, please tell us how your review of Regulation C promulgated under the Securities Act of 1933, as amended and the Compliance and Disclosure Interpretations of the Securities Act led you to the conclusion that you could re-allocate how you would distribute shares under the Registration Statement.

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Linda C. Frazier
HSN, Inc.
July 8, 2009
Page 2

As appropriate, please amend your registration statement in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Robert W. Errett, Staff Attorney, at (202) 551-3225, Ellie Bavaria, Special Counsel, at (202) 551-3238, or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director